Citigroup Managed Futures LLC
                         55 East 59th Street, 10th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated September 30, 2008 to the Partnership's prospectus dated April 30, 2008.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                 September 2008

The net asset value for Citigroup Diversified Futures Fund L.P. was $1,122.71 per unit at the end of September, up 3.7% for the month and up 11.5% year to date.

The Fund was positive for the month of September as profits in indices, energy and metals markets were partially offset by losses from currency and global fixed income markets.

The credit crisis accelerated during the month to historic proportions as credit markets shut down and stock markets declined across the globe. Governments acted on an ad hoc basis to save selected financial institutions and banned short-selling of stocks on signs of recession. Equity markets gyrated wildly as market participants waited on a bailout plan from Congress to buy risky mortgage securities directly from banks. As a result, short positions in indices markets provided the largest sector gains for the month. Gains were also realized in the petroleum complex, primarily in fundamental trading, as prices continued to fall. Short positions in base metals also added to profits as expected demand for the sector fell amid sluggish car sales in Europe and the country-regionplaceU.S.

In currency markets, the U.S. dollar began the month with steep declines, only to reverse late month in a dramatic rise as the financial crisis reached placeEurope. Short positions in the Japanese yen also contributed to losses as exchange rates fell from 108.80 down to 104.66 in the first half of the month. Losses were also realized in global fixed income markets as a spike in price volatility created a difficult trading environment.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                           For the Period September 1,
                           Through September 30, 2008

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading            $49,652,892       5.66%
Change in unrealized gains/losses
     from trading                      (10,932,882)     (1.25)
                                        ----------       ----
                                        38,720,010       4.41
Less, Brokerage commissions
     and clearing fees ($177,810)        4,384,974       0.50
                                        ----------       ----
Net realized and unrealized gains       34,335,036       3.91
Interest Income                            628,074       0.07
                                        ----------       ----
                                        34,963,110       3.98
                                        ----------       ----
Less, Expenses:
     Management fees                     1,454,320       0.16
     Incentive fees                      1,553,010       0.18
     Other expenses                        177,710       0.02
                                        ----------       ----
                                         3,185,040       0.36
                                        ----------       ----
Net income                              31,778,070       3.62%
                                                         ====

Additions (13,330.5019 L.P. units
at August 31, 2008 net asset
value per unit of $1,083.08)            14,438,000
Redemptions (13,408.0285 L.P. units
at September 30, 2008 net asset
value per unit of $1,122.71)           (15,053,328)
                                       ------------
Increase in net assets                  31,162,742
Net assets, August 31, 2008            854,197,127
                                       ------------
Net assets, September 30, 2008        $885,359,869
                                       ===========

Net Asset Value per unit
  ($885,359,869 / 788,593.3269 Units)    $1,122.71
                                          ========




To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: Jennifer Magro
    Chief Financial Officer and Director
    Citigroup Managed Futures LLC
    General Partner, Citigroup
    Diversified Futures Fund L.P.